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                         WARP TECHNOLOGY HOLDINGS, INC.
                               151 Railroad Avenue
                               Greenwich, CT 06830

                                                     July 18, 2005

VIA COURIER AND
EDGAR CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Mark P. Shuman - Branch Chief - Legal
           Mr. Daniel Lee

RE:   WARP TECHNOLOGY HOLDINGS, INC.
      Amendment No. 2 to Registration Statement on Form S-2 filed April 5, 2005 File No. 333-123864

Dear Mr. Shuman and Mr. Lee:

      On behalf of Warp Technology Holdings, Inc. (the "Company"), we hereby electronically file Amendment No. 2 to the Registration Statement on Form S-2 filed April 5, 2005, File No. 333-123864. Set forth below are the Company's responses to the comments given by the staff of the Securities and Exchange Commission (the "SEC") by letter dated July 14, 2005 regarding the above-referenced filings.

      The comments are repeated in full below and the Company's responses are set forth below each comment.

General

1. We note your disclosure in your Form 8-K filed June 17, 2005 and on page 25 disclosing the entering into on June 13, 2005 of a stock purchase agreement to purchase all of the stock of Kenosia Corporation from Bristol Technology. We further note your subsequent disclosure in your Form 8-K filed on July 11, 2005 disclosing the closing of the transaction. Please advise us whether you are required to file financial statements and pro forma financial information for Kenosia under Item 9.01 of Form 8-K. Please see the Instruction to Item 9.01 of Form 8-K and Interpretation S.21 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance. Please further note that unless Rule 3-05(b)(4) of Regulation S-X is available for your registration statement will not be declared effective until the financial information required by Rule 3-05 is provided.
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            Response 1. We are not required to file financial statements and pro forma financial information for Kenosia Corporation ("Kenosia") under Item
      9.01 of Form 8-K Item 9.01 requires financial statements and pro forma financial information with respect to business acquisitions required to be disclosed by Item 2.01 of Form 8-K. Item 2.01 of Form 8-K requires disclosure of significant acquisitions. Instruction 4 to Item 2.01 of Form 8-K states that an acquisition shall be deemed to involve a significant amount of assets if (i) the amount paid for the assets upon such acquisition exceeded 10% of the total assets of the Company and its consolidated subsidiaries, or (ii) if the acquisition was of a business which is significant. Neither is applicable here.

            With respect to the test described in (i) above, the total purchase price for the acquisition of all of the stock of Kenosia is $1,800,000. Upon the acquisition, the Company's assets exceeded $30,000,000. Accordingly, the amount paid for the acquisition of the Kenosia stock is less than 10% of the Company's assets.

            With respect to the test described in (ii) above, the instructions refer to regulation 17 CFR 210.11-01(b), which provides that a business combination shall be considered significant if the acquired company would be a significant subsidiary of the Company under the conditions of Regulation S-X, Rule 1-02(w), substituting 20 percent for 10 percent in each of the conditions. Therefore, if (i) the Company's investment in Kenosia exceeds 20 percent of the our total consolidated assets as of the end of the most recently completed fiscal year; or (ii) Kenosia's assets exceed 20 percent of our total consolidated assets; or (iii) Kenosia's income from continuing operations (before income taxes, extraordinary items and cumulative effect of changes in accounting principles), exceeds 20 percent of such income of the Company and its subsidiaries consolidated for the most recently completed fiscal year, then Kenosia would constitute a significant subsidiary.

            However, as of the end of the most recently completed fiscal year ending June 30, 2005, none of these conditions are met. As of June 30, 2005, our consolidated assets exceeded $30,000,000. As the purchase price for Kenosia is $1,800,000, it did not exceed 20% of our total assets. Further, Kenosia's assets are approximately $310,000, which does not exceed 20% of our total assets. Finally, Kenosia's income was approximately $1,500,000, which does not exceed 20% of our consolidated income (which is estimated to be a loss of approximately $10,000,000). Similarly, these conditions are not met if the tests are applied to our consolidated assets and consolidated income for the year ended December 31, 2004 and June 30, 2004, as reported in the annual financial statements included in our Annual Report filed on Form 10-KSB for the year ended June 30, 2004, in conjunction with the audited financial statements for our subsidiary Gupta Technologies, LLC (filed in the Amendment to our Current Report on Form 8-K/A on March 17, 2005) and our consolidated pro forma financial information (filed in the Amendments to our Current Report on Form 8-K/A on March 17, 2005 and April 5, 2005). These results show that our assets were more than $32,000,000, and our income was a loss of more than $18,000,000. Accordingly, the purchase price for Kenosia ($1,800,000), did not exceed 20% of our total assets, Kenosia's assets ($310,000), do not exceed 20% of our total assets, and Kenosia's income ($1,500,000), does not exceed 20% of our consolidated income.

            Therefore, the Company is not required to file financial statements or pro forma financial information pursuant to Item 9.01 of Form 8-K with respect to Kenosia.

2. It does not appear that the membership interest purchase agreement dated September 2, 2004 providing for the purchase of Gupta which was assigned by ISIS to you by that certain purchase agreement assignment and assumption dated October 13,
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2004 has ever been filed as an exhibit. Please provide us with your analysis as to why you did not consider necessary to file the purchase agreement.

            Response 2. The Membership Interest Purchase Agreement is part of the Purchase Agreement Assignment and Assumption dated October 13, 2004, which was filed as Exhibit 10.31 with our Quarterly Report on Form 10QSB filed November 15, 2004.

3. Please advise us of your analysis with respect to whether a risk factor regarding the demand for arbitration by Mr. Liss for compensation and damages of about $187,000 related to his termination is warranted.

            Response 3. The Company has added a risk factor on page 9 of the registration statement, describing the arbitration involving Mr. Liss.

Related Party Transactions, page 25

4. With respect to your revised disclosure regarding ISIS and Messrs. Bienvenu and Mysogland roles as managing members, please discuss their equity interests in ISIS as well as their resulting interests in IAP. In addition, please elaborate on any payments in 2004 that have been made to ISIS in connection with their consulting agreement with you.

            Response 4. The Company has added the disclosure explaining the equity interests of Messrs. Bienvenu and Mysogland in ISIS, and their resulting interests in IAP. This disclosure is on page 25 of the registration statement. The Company has also elaborated on any payments made to ISIS in 2004-2005. This disclosure is on page 25 of the registration statement.

Selling Stockholders

5. We note that you have included additional selling security holders in your registration statement. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling security holders that are non-reporting entities. We note that certain selling security holders, such as Andrew Cohen Profit Sharing Plan and Pogue Capital International, do not have required disclosure. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

            Response 5. The Company has added the required disclosure of the natural persons with voting and/or dispositive powers with respect to the securities to be offered for resale by selling shareholders that are non-reporting entities. This disclosure is on page 39 of the registration statement.
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6. Please disclose whether any selling security holder is a registered broker-dealer. If a selling security holder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

            Response 6. The Company has added the required disclosures of the selling shareholder, Griffin Securities, Inc., who is a registered broker-dealer. These disclosures are in note 19 to the selling shareholder table on page 39 of the registration statement. This note also describes the transaction-based compensation, the investment-banking services provided, and the manner in which the compensation was computed.

7. Please disclose whether any selling security holder is an affiliate of a registered broker-dealer. If a selling security holder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such a selling security holder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such a selling security holder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

            Response 7. The Company has added the required disclosures concerning selling shareholders who are affiliates of a registered broker-dealer. These disclosures are in note 18 to the selling shareholder table on page 39 of the registration statement.

Additional Amendments to the Registration Statement

      In addition to the amendments described above, the Company has further amended the registration statement on Form S-2 to provide that the Kenosia acquisition has closed. These amendments are on page 26 of the registration statement.

      Should you have any questions or further comments or should you require any additional information in connection with the foregoing responses, please feel free to call me at (203) 422-2950.

Sincerely,

Ernest C. Mysogland
Executive Vice President, Chief Legal Officer and Secretary